Filed by RF Micro Devices, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TriQuint Semiconductor, Inc.

Commission File No.: 000-22660

Date: February 24, 2014

Event: RFMD and TriQuint to Combine, Creating a New Leader in RF Solutions Conference Call.

Date: February 24, 2014

Operator: Ladies and gentlemen, thank you for standing by. Welcome to the RFMD and TriQuint to Combine, Creating a New Leader in RF Solutions Conference Call. At this time, all participants are in a listen-only mode.

Following the presentation, we will conduct a question-and-answer session. And in the interest of fairness to all participants we ask that you limit yourself to one question at that time. [Operator Instructions] I would like to remind everyone that this conference is being recorded.

And I will now turn the conference over to Mr. Doug DeLieto, Vice President-Investor Relations, at RFMD. Please go ahead.

Douglas DeLieto, Vice President-Investor Relations

Thanks very much. Good morning and welcome to our conference call to discuss the proposed combination of RFMD and TriQuint. A press release announcing the proposed transaction was issued approximately one hour ago and can be accessed at either the IR section of TriQuint’s website at triquint.com under investors or at the IR section of RFMD’s website at rfmd.com.investors. There is also a related slide presentation that can be accessed at the investor sections of both companies’ websites.

Joining me today in Barcelona are Bob Bruggeworth, President and Chief Executive Officer of RFMD and Ralph Quinsey, President and Chief Executive Officer of TriQuint. Before we begin, I’d like to remind our audience that comments made on today’s call may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those related to the proposed combination of RFMD and TriQuint and the expected benefits of the combination.

These forward-looking statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Both RFMD and TriQuint’s filings with the Securities & Exchange Commission contain descriptions of the business environments in which the companies operate and the important factors of risks and uncertainties that may affect their business and financial results.

Finally, please note that we will be filing documents related to the transaction with the Securities & Exchange Commission and we encourage you to read them when they become available, since they will have important information about the transaction. And with that, I will turn the call over to Bob.

Robert A. Bruggeworth, President, Chief Executive Officer, Director

Thank you, Doug. Hello everyone and thank you for joining us today. It’s great to be announcing this transaction for Mobile World Congress in Barcelona. A short while ago, RFMD and TriQuint announced a definitive agreement to join forces in a true merger of equals creating an incredibly exciting new company for the industry.

We believe this combined company will lead in three important global markets; mobile, infrastructure, and defense. By combining this rich and complementary set of technologies, products and capabilities, we believe we will set the standard for our customers and product performance, integration and speed.

Our integration plan has a clear path to achieve sizable synergies as we migrate our separate footprints into an optimized enterprise. The drivers for this merger are clear. The worlds demand for mobile data is growing exponentially. Handset makers and wireless infrastructure providers are evolving to meet the challenges ahead for next generation products to move massive amounts of data and deliver the promise of always on and always connected.

By joining our two companies together, we will offer our customers the benefit of new scale advantages in manufacturing and R&D, as well as an aggressive road map of new products and technologies. Investors will benefit from a much improved operating model. In our unwired world, this deal makes sense for our customers, suppliers, employees and our shareholders.

In bringing together RFMD and TriQuint, we are creating a new company that will be more than a sum of its parts. Together we will have the industries broadest portfolio of enabling technologies for developing and commercializing, tightly integrated solutions for our mobile customers complemented by a reputation as a premier supplier of advantaged RF technologies for the infrastructure and defense markets.

This transaction will bring under one roof all of the critical RF building blocks required to simplify handset and equipment design, reduce size and conserve power while improving system performance. The new company will be a world leader in the technologies that are at the heart of what makes mobile, mobile. The critical back-and-forth data flow between mobile devices and network infrastructure. This is a major win for our customers.

RFMD and TriQuint have highly complementary product portfolios, together we have all the critical building blocks of broadband mobile connectivity, power amplifiers, power management, antenna control solutions, switch based products and premium filters. We will leverage these critical RF building blocks to deliver the industries most comprehensive portfolio of high performance connectivity solutions.

By offering an end-to-end RF solution, we will make handset designs simpler and more tightly integrated with higher performance. We’ll also enable next generation of communications infrastructure from high speed 4G/LTE networks to the optical pass that connect them. Lastly, this merger of equals will scale our service to the defense industry.

This is also a major win for our employees, who will find themselves working for a stronger, more diverse company with a wider range of career opportunities. And this is a win for our shareholders of both companies. RFMD and TriQuint will combine in an all stock transaction that is tax free. After completion of the deal, the company will be evenly split 50:50 between current RFMD holders and current TriQuint holders.

Based on closing prices Friday, the transaction represents a premium of approximately 5.4% for the last trade in TriQuint’s common stock. To reflect the true nature of this merger the combined company will have a new name, a shared leadership team and a board of directors with equal representation from the existing RFMD and TriQuint boards.

We expect the deal to be accretive to pro forma earnings per share in the first full fiscal year following the close of the transaction. Subject to approval of shareholders of both companies the usual regulatory approvals and other customary closing conditions we expect to complete the transaction in the second half of 2014.

On a non-GAAP basis, the company will be managing towards a growth oriented operating model of 45% gross margin, OpEx of 20% of sales, and an operating margin of 25%. RFMD and TriQuint expect to achieve at least $150 million in cost synergies within two years from closing. The combined company will have multiple opportunities to grow revenue, grow operating income and grow free cash flow.

Together we will have an industry leading mobile device business, enjoying rapid market growth and scale advantages and we will have a strong infrastructure and defense business with diversification and scale advantages. This deal is exactly what our industry needs.

RFMD and TriQuint together will have an unmatched portfolio of technologies encompassing system level expertise, process technology leadership, product design and advanced multi-chip module packaging capabilities. We are exited about the opportunities this transaction will provide for our customers, suppliers, employees and shareholders and we look forward to sharing more about our plans in the months ahead.

And with that, I’d like to turn the call over to Ralph.

Ralph G. Quinsey, President, Chief Executive Officer and Director

Thank you, Bob. Today’s announcement creates a new growth company that will reshape our industry with a clear focus on innovation and superior financial results. No other competitor will have the broad set of capabilities that RFMD and TriQuint are bringing together today. With this combination we are forming a unique company rich with talent and technology that will thrive in the wireless world of tomorrow.

The board of the new company will include ten members, five from each existing board. We expect eight of those directors will be independent. I will serve as the non-executive Chairman and Bob will be the President, Chief Executive Officer and the board member. Steve Buhaly will be the Chief Financial Officer and Dean Priddy will be Executive Vice President of Administration. Both Steve and Dean will report to Bob. Dean will be responsible for integration and will focus on the sizable opportunity for synergistic value creation.

I’d like to briefly summarize our strategic rationale for this merger. First, we will benefit from scale advantages in both manufacturing and R&D. The combined company will be an industry leader with impressive scale and capability. Two, we are targeting an improved financial model enabled by cost synergies. Some examples include the benefits of sharing existing manufacturing strengths, adjusting our footprint and staffing levels to our new business model and reduction of overlapping public company expenses.

And lastly this creates a very complementary, impressive line up of capabilities, products and technology including high performance GaAs broadband amplifiers, high volume CMOS power amplifiers, premium filters, both BAW and TC-SAW, a leader in gallium nitride and high frequency GaAs, premium antenna switch and tuning products, a module integration leader in multiple markets with an unmatched breath of product capability for dense RF integration including wafer level packaging and copper flip interconnect. A comprehensive high volume manufacturing capability, including key outsource partners for cost effective operations in this dynamic market.

And lastly, benchmark systems expertise in multiple markets that span mobile, infrastructure and defense. As Bob outlined earlier, our world and our industry are changing rapidly. Consumers and businesses have quickly embraced smartphones and tablet and application developers are finding creative new ways to use that. It is staggering to consider the amount of data that moves through today’s networks and even more remarkable when you consider the future growth rates projected. With the combination of RFMD and TriQuint, we will be focusing considerable scale and competencies on these growing opportunities in mobile, infrastructure and defense.

Culturally, both RFMD and TriQuint have strong track records of customer service and a longstanding commitment to product and technology leadership. Additionally, both company’s value being a capable and trusted partner for our customers. And finally, both companies have a history of providing an environment for creativity and talent are rewarded.

At the same time, we have distinctive strengths that complement each other and complement each other well. This will allow us to learn from each other and as we focus on creating the next generation of RF solutions. This is an exciting time for all of us and I am confident we are on the right path forward to create value for shareholders, customers, suppliers and employees.

We are now happy to take some questions.

Q&A

Operator: Thank you. Ladies and gentlemen, we will now conduct the question-and-answer session [Operator Instructions] Your first question today will come from the line of Edward Snyder of Charter Equity Research. Please go ahead.

<Q – Edward Snyder>: Thanks, well congratulations guys, Ralph, several questions. I apologize if you’ve mentioned this, I just joined late, but Oregon fab is mostly commercial product, RF Micro has got more than enough capacity in GaAs that stands now. Will that be spun out? Are you looking at strategic alternatives for that fab? And if you do spin it out, will TriQuint become a Texas company? And then similarly, on some of your non-commercial products, defense and all that, is these area going to be folded, RF Micro doesn’t have any business obviously in the defense side. Is this going to continue as it has or are they looking strategic alternatives for those products too? Thanks.

<A – Ralph G. Quinsey>: Yes, so Ed, as we outlined, we think that we have at least $150 million of synergies. Part of that is resizing our footprint in staffing levels to our new business model, and we will certainly look at fab capacities, but we’re still going through that planning process. But clearly, we think we have enough GaAs capacity as it says, and we’re looking for opportunities to optimize that. As far as our non-mobile business, what we call the infrastructure and defense business, we do see a very good joining of two businesses and we think what we’re launching today is a $500 million infrastructure business that is very attractive part of the portfolio.

<Q – Edward Snyder>: And in terms of your filters, TriQuint is the only vendor that has actually all three types SAW, TC-SAW and BAW and RF Micro has already made arrangements for sourcing both well actually SAW, TC-SAW and BAW filters. I think one of their modules which will use the Samsung or a vendor will use BAW. Is it safe to assume that TriQuint will be the sole supplier for those products to RF Micro? And then, in synergy-wise you’ve been delving into SOI into your switch and signal products recently, it sounds like that’s an area that RF Micro is particularly strong and I’m assuming that area is something that you’ll be using of theirs?

<A – Robert A. Bruggeworth>: Hi Ed, this is Bob. As far as filters go, certainly over time we’ll migrate the portfolio to take advantage of the great technologies that TriQuint has. And in the mean time, we will still rely on the supply base and quite honestly nobody has everything in this industry and we’ll probably have to rely some on suppliers even afterwards. But clearly part of what got our teams excited was, the performance that we did see in the BAW filters and temp comp soft filters.

TriQuint has done a fantastic job there and clearly with their packaging as well to build or integrate them and make very dense packaging. And as far as SOI goes, clearly as you pointed out, we do have some expertise in that area and we’ll be able to work together once we are able to get the deal to close. Clearly that’s an area where we’ll be able to help the TriQuint designers improve the performance there as well.

<A – Ralph G. Quinsey>: Yes. I would just add, if you just walk down that list of capabilities that I went through in the script. It’s very impressive the balancing of capabilities from both companies, not a lot of overlap looks a very, very attractive for future dense RF integration.

Operator: Your next question will come from the line of Mike Burton of Brean Capital. Please go ahead.

<Q – Mike A. Burton>: Hi, guys, and congratulations on the deal. I was wondering if you can talk a little bit about the synergies as it mostly in rationalizing the fab or if you can walk through some of – where you expect some of the bigger synergies to come and does that $150 million that you mentioned, does that include the lower wafer and assembly cost that you will be seeing with the combined entity, thanks.

<A – Ralph G. Quinsey>: Well, actually the lower assembly test cost that we close in or integrate is a sizable portion of the opportunity. We will look at other opportunities in wafer manufacturing and then certainly there will be some opportunities in OpEx as well.

<Q – Mike A. Burton>: Okay.

<A – Robert A. Bruggeworth>: Mike, I’ll could just open that, I mean, as I think most of you know that we do all of our own internal module assembly very little bit outside the TriQuint models a little bit different than that. And I think as Ralph pointed out, as we continue to expand our operations in China, we’ll be able to integrate that and then that will be a larger saving as well, and then clearly as we rationalize our factories as Ralph has already outlined that will be part of it as well. And then we also…

<Q – Mike A. Burton>: Okay great, and then…

<A – Robert A. Bruggeworth>: We’ll also able to address obviously our spend is going to change significantly whether it’s in silicon area or the SMDs or printed circuit boards et cetera, I’m sure we’re going to be able to pick up some savings there as well based on – we haven’t been able to share anything, but clearly we think just the volume is going to help.

<A – Ralph G. Quinsey>: Yeah, I will just add to that, I think when we play it out at the end, you are going to see a good balance of us optimizing our internal resources per performance and costs, and using key partners whether there would be in fabs or in the assembly or test to round out overall picture.

Operator: Your next question will come from the line of Harsh Kumar of Stephens. Please go ahead.

<Q – Harsh V. Kumar>: Yeah, hey guys, thank you. Bob, congratulations, Ralph congratulations, sounds like a really good deal. I was wondering if you could, I know a couple of people have asked about this, I was wondering, if you could give us just a run down, whatever you want to talk about the basic two or three steps that make this a success, things that you need to do right away in the next six or seven or eight months to get this working towards your targeted model.

<A – Robert A. Bruggeworth>: Yeah, I think Harsh we’ve done a lot of work already between our two teams, spending time together. Ralph commented about the cultural fit and people working together. We’ve already laid out I would say fairly solid plans on where we expect to get the synergies going forward and also next steps will be to work on getting our technology roadmaps aligned and things like that.

But we have to also be mindful that we have to operate as separate companies until we close, but Harsh we’ve done a lot of the planning already from how we can achieve the synergies. I feel real good about that in a way that teams have responded and come together. So, we are on the track for that. It will be continuing to build the relationship between the two organizations as we get ready with as much as we can legally to make sure that we don’t create any problems. But I feel real good about where we are at already. And Ralph do you have anything you want to add.

<A – Ralph G. Quinsey>: No, I think you said it well. Obviously in the short term for the next three to six months, we are going to focus on closing the company. And then I think you’re going to see some of the longer items such as the factory rationalizations at the tail-end and some of the OpEx, the obvious OpEx opportunities more near-term.

Operator: Your next question will come from the line of Anthony Stoss of Craig-Hallum. Please go ahead.

<Q – Anthony Stoss>: Hi, guys, my congrats as well. Hypothetically, if you do walk away from your Portland facility and consolidate in North Carolina. Bob, maybe you can give us a sense of where capacity utilization would go, and also, do you have any future thoughts maybe turning to an AWS or Win Semi? Thanks.

<A – Robert A. Bruggeworth>: I really don’t like address thing hypothetical, what I can tell you is we are committed reducing our footprint in our fabs. I think I can speak for RFMD, we have been bringing up outside suppliers so that we can keep our factory full, and then be able to balance our peak demand, and we would carry that forward as we migrate to two companies together. We’ll let you guys know where we end up putting all of our GaAs capacity.

<Q – Anthony Stoss>: And then just a follow-up on the network military defense side of the business. Is there in terms of the synergy is there, clearly we can see them on the mobile side, but I’d love you just kind of walk us through your thoughts on that side of the business. Thanks.

<A – Robert A. Bruggeworth>: You want to take that?

<A – Ralph G. Quinsey>: Sure. So the infrastructure and defense business both companies are investing in Gallium Nitride. I think there is a great opportunity to focus that effort. Both companies have a focus on infrastructure, particularly cable. I think there is an opportunity there. And then probably connectivity for WLAN is the other lines of opportunity.

So pretty good not a lot of product overlap in the two companies, so good market synergy, but not a lot of product overlap. And when we step back and look at mobile, we also found that at least where TriQuint is going right now, where Archimedes going right now, we are very pleased to find a relatively small amount of overlap on products.

<Q – Anthony Stoss>: Thank you.

Operator: Your next question will come from the line of Vijay Rakesh of Sterne, Agee. Please go ahead.

<Q – Vijay Rakesh>: Hey, guys nice job. When you look at this $150 million in savings, how much of it is OpEx and how much is fab consolidation?

<A – Robert A. Bruggeworth>: We haven’t broken that out yet, but I think you will find the majority of that’s going to be in the cost of good sold. You will start to see the OpEx probably a little bit faster, just because you can take some actions, maybe a little bit quicker as we look at our public company costs and things like that. So you will see that initially start off, but the bulk of the savings is going to be in the cost of good sold.

<A – Ralph G. Quinsey>: I would just add that we are going to see some benefits from better factor loading because of more penetration across a wider customer base and I think just an overall better balanced business, that’s one of the things scale will give us and that will in turn create cost savings.

Operator: Your next question will come from the line of JoAnne Feeney of ABR Investment Strategy. Please go ahead.

<Q – JoAnne Feeney>: Congrats again guys. This is a question on the new product set of our – like I am wondering, if your fusion product was designed with TriQuint BAW filters in mind or if not how long would it take to migrate over to their solution?

<A – Robert A. Bruggeworth>: The product that we announced today and I am glad you got to highlight that, but a fantastic product. The teams worked pretty hard on that and it will contain filters from TriQuint along with others and obviously as we get a little bit closer and keep migrating maybe then – if Ralph will give us good pricing now and the way we can have a little bit more of that, but over time I think it will have a fair amount of the TriQuint filters, but today we are using both outside as well as TriQuint.

Operator: Your next question will come from the line of Blayne Curtis of Barclays. Please go ahead.

<Q – Blayne Curtis>: Hey guys and my congrats as well. Just wanted to go back Bob on the timing of the synergies, the cost of goods sold. Obviously that you know you just went through a process of the UK fab. It takes a long time. How long would it take to actually realize shutting down of fab and realizing those synergies that they are including in that 150?

<A – Robert A. Bruggeworth>: Blayne, I think maybe people are putting a lot on the fab closure and I know that’s a significant event. It is a significant amount of money, but we think we can save actually a lot more money than just closing down the fab. So some of the things that we are – our teams have gotten together and talked about we can start seeing those savings in the first year, but to really shut down a factory depending on which one we decide, it could take upwards of two years.

So it all depends, but we can start seeing savings sooner than when you fully shut it down, but the point there Blayne is the balance, the majority of the savings are not shutting down the fab. Ralph and I, both have highlighted that as we in source a lot of the assembly work as well as leverage our spend and some other things that we have been working on here, we feel pretty good about saving a significant amount of that without the fab closure. It’s one event that’s pretty large, but we’ve got a lot more money elsewhere.

<A – Ralph G. Quinsey>: And if I can just add for modeling, we’re directing that – you can look at after the first year from closing, we’ll exit the year with a $75 million annualized savings and then we’ll exit the second year with other $75 million annualized savings for $150 million savings.

<A – Robert A. Bruggeworth>: And we think that’s kind of a floor, actually we think we can do better than that.

Operator: Your next question will come from the line of Steve Smigie of Raymond James. Please go ahead.

<Q – Steve Smigie>: Thanks. Can you guys can comment on, if there is going to be any filter outsourcing that TriQuint did currently that will be subsequent to the merger, do not outsourcing but any filter sales to other players out there, that’s.

<A – Robert A. Bruggeworth>: So, if I understood the question and I will repeat it to make sure understood, are we doing other filters sales to other suppliers or competitors that are going to be affected by this deal.

<Q – Steve Smigie>: Correct.

<A – Robert A. Bruggeworth>: So right now, we do have multiple customers for our suppliers, for our filters, but it’s dominated by selling directly into handset manufacturers. We do have a small amount of filter business in our infrastructure business and in our defense business.

But focus just on both, that’s dominated in selling directly to handset manufacturers, and our sale of filters although we’ve done it in the past or to other partners, sale of filters to other partners right now it’s actually quite long.

Operator: Your next question is a follow-up from Mike Burton of Brean Capital. Please go ahead.

<Q – Mike A. Burton>: Hey, guys thanks. I was just wondering, if you could help on the complementary nature of the products, if you could help to quantify what percent of revenues, looks like it’s just mostly on Pas, where there actually is an overlap. And then if I’m doing this calculation correctly, I mean it looks like the combined entity in calendar 2015 would be at of run rate close to $2.4 billion, 45%-20% mix, and giving to about $0.90, I’m wondering if you could just check my math on that, thanks.

<A – Robert A. Bruggeworth>: Sorry Mike. I haven’t done it the math on the numbers. We just arrived right here right now. What we are committing to is getting to the model of the 45%, 20% OpEx and yielding 25% once we’ve achieved the synergies. So, I can’t answer what you just did on for calendar year 2015, because it’s the first year, so we wouldn’t see all of the savings – I’m not sure what numbers you are using.

<A – Ralph G. Quinsey>: Revenue were expect of you in the ballpark, right.

<Q – Mike A. Burton>: Yeah.

<A – Robert A. Bruggeworth>: I’m guessing, you just use street numbers.

<Q – Mike A. Burton>: Yeah, I was just wondering it’s that new model, is that includes a $150 million in cost synergies?

<A – Robert A. Bruggeworth>: The way we should think about that for the – after the first year after closing we’ll exist the year with $75 million of annualized cost synergy savings and after the second year following closing, we’ll exist the year with a total of $150 million annualized savings that make you clear?

Operator: And we have a follow-up from the line of Edward Snyder of Charter Equity Research. Please go ahead.

<Q – Edward F. Snyder>: Hey guys, thanks a lot. So, if you could, Ralph or Bob, step me through what you see the process as it’s going to follow once the deal closes on those things that will hit the first. So for example, Bob, you’ve been sourcing filters from a number of different other vendors. There are some design cycle in requalification, but obviously on that list would be sourcing of TriQuint would lower your cost more likely, moving more of TriQuint’s products into your test and assembly. You got the fab out there some places so there is going to take a longest time, so maybe we just for our benefit block in, how you see this flowing say the first year or so the big milestones that are going to be checklist for you? Thanks.

<A – Robert A. Bruggeworth>: Yeah, Ed, I think the easiest will be to work on products that are for the general market that we can start bringing into the assembly and test as we have the capacity, obviously we’ll wait and ensure that the deal is going to close to do that, that one will be moving pretty quickly.

As far as filters go most of our customers really don’t like to re-qualify products, so it would be next generation designs as when we would incorporate in the filters, so you wouldn’t necessarily redesign products to drop them in. Sorry, I had forget the third part of your question.

Operator: [Operator Instructions] Your next question will come from the line of Harsh Kumar of Stephens. Please go ahead.

<Q – Harsh V. Kumar>: Yeah, hey guys, so with the merger of the two companies, I mean there is a significant amount of consolidation often already smaller number of players in the industry that make, viable PAs for mid-to-high end phones. I’m wondering if you have any thoughts about how this is going to affect the long-term pricing of PAs?

<A – Ralph G. Quinsey>: Let me take that one, Harsh. I think the direction of this market is going into dense RF integration. And I think that the suppliers that are able to integrate for performance, for size and then with scale which we now for cost as well. I think they’re going to be left just not having the right products for sale. These phones are getting much more crowded, making room for battery and new features. So, dense RF integration enabled by the complimentary products from RFMD and TriQuint, I think it’s where the roadmap is going, and I think that this is going to be value in those products.

<A – Robert A. Bruggeworth>: Obviously our views Harsh are aligned or we would not have gotten together, but again that’s one of the reasons why we launched the RF Fusion. Bringing together all those technologies and capabilities in such a small package to be able to handle this, that really is in a discrete PA it’s really a full system, that’s how we see the industry going.

Operator: Mr. Snyder, I have your line open again, if you would like to ask your follow-up there.

<Q – Edward F. Snyder>: Great, thank you. Two questions, so Bob, I didn’t want to give you the order of events that were going to occur. I’ll let you to tell me what you see the order were, so obviously you’re not going to re-qualify existing parts. So, it sounds like initial designs, packaging and test, the fab consolidation, new product, so maybe you could address that. And then Ralph, does this merger give the combined companies access or does this create possibilities for products that neither of you or any of your competitors could do standalone, because when you look at the differences between the firms not just RF Micro and TriQuint, but all your direct business SkyWorks, Avago. Nobody had the breadth of technologies that this new entity will walk away with, have you had request or do you see roadmaps to suggest that now you’ll able to address things that nobody else will be able to do and what would those be like, thanks.

<A – Ralph G. Quinsey>: Yeah, let me take the second part of that first, and so the short answer is yes. We have an impressive line of capabilities, technologies and fundamental interconnect structures, wafer level packaging, copper bump et cetera to do dense RF integration, and I think that’s the way the markets going to grow. And I think it will be hard for other players to go.

When you look at some of the work that RFMD has done in switching and in antenna tuning, it’s very impressive. When you are able to combine that with premium filters which as you know Ed, are in scarce supply on the planet, and throw in the capability to put amplification in there as well. It’s going to be a very, very powerful product development team.

<A – Robert A. Bruggeworth>: Ed and on in your first point as far as timing of synergies and rating pace, obviously is we get closer to launching will be a lot of clearer on this, but we will start to see fab savings in the beginning. We will start making adjustments, but it will take the longest, I just want to clarify that to fully shutdown a factory or two, that’s why we’ve got to lookout.

As far as test and assembly goes that one, I think as I said we’ll go to start pretty quick after we close to start leveraging the capabilities and migrating overtime and again some customers are little bit more difficult to qualify second sources. And we will work through that but we can move on that pretty quick and then you get just in deleveraging the spend that can start just about day 1, so that’s I would rank those.

Operator: Your next question will come from the line of JoAnne Feeney of ABR Investment Strategy. Please go ahead.

<Q – JoAnne Feeney>: Yeah, thanks. Just a one follow-up, I’m wondering if on the TriQuint side, if there is any impact of the change in corporate structure on the settlement with Avago regarding the IP on the BAW filters?

<A – Ralph G. Quinsey>: So, I can’t talk specifically about that settlement for non-disclosure reasons. But I’m comfortable that the new company will share the benefits of the settlement.

Operator: Your next question will come from the line of Sid Sinha of Canaccord Genuity. Please go ahead.

<Q – Siddharth Sinha>: Hi, thanks for taking my questions and congratulations on the agreement just a quick question, what do you think is the long-pole intend for this deal closing?

<A – Robert A. Bruggeworth>: I would say that from a timeline perspective the first event is a shareholder approval and then regulatory approvals, whether it’d be HSR in this country, or MOFCOM in China, will probably be the tall pole.

Operator: And your next question will come from the line of Quinn Bolton of Needham & Company. Please go ahead.

<Q – Quinn Bolton>: Hey guys just congratulations first off. Second just wanted to get a couple of clarifications, and then just had a longer-term question for you on that target model it sounds like you will be hitting that 45% gross, 25% operating models sometime second half or 60% in about two years after the full close.

<A – Robert A. Bruggeworth>: Correct.

<Q – Quinn Bolton>: Got it.

<A – Robert A. Bruggeworth>: Yes.

<Q – Quinn Bolton>: Okay. And then the second question, do you anticipate walking away from any revenue, any below margin revenue as part of the combination?

<A – Robert A. Bruggeworth>: I don’t believe so, Quinn, I mean, we got a pretty good cost structure. I believe we’re going to be able to go forward. I mean, we’ve got CMOS PAs for one segment of the market. We’ve got some great gas products for the high-end and through this we’re going to be able to keep taking cost out. So I don’t foresee us walking away from any revenue.

<A – Ralph G. Quinsey>: Yeah. From TriQuint side, Quinn, as you know, we have been very public about a product transition that we are going though right now. That will continue, but I think it’s independent at this announcement

Operator: And your next question will come from the line of Tom Sepenzis of Northland Capital Markets. Please go ahead.

<Q – Tom Sepenzis>: Hi, congratulations from me as well. Most of my questions have been answered, but I just was wondering if – do you have any idea what the fully diluted share count might be when you close?

<A – Robert A. Bruggeworth>: I think we put in the press release, right.

<A – Ralph G. Quinsey>: Yeah, I was looking for that.

<A – Robert A. Bruggeworth>: 145 million.

<A – Ralph G. Quinsey>: Yeah.

<A – Robert A. Bruggeworth>: Approximately 145 million.

<Q – Tom Sepenzis>: Thank you.

Operator: Your next question will come from the line of Edward Snyder of Charter Equity Research. Please go ahead.

<Q – Edward Snyder>: Sorry, guys, but the combination opens up so many possibilities. There’s been a lot of talk. PSMI did a global one. You know the RF360, RF Micro you’ve got the fusion and SkyOne is out there, were SkyWorks. So it’s clear that there is a number of different variants evolved, more of a I won’t call them all-in, maybe RF360 is the only all-in-one.

But the combination of these companies suggest that FusionOne may be only a starting point, I mean RF Micro has got it tunable and intent tuner out there and then you get tunable filters and then RF Micro has got or TriQuint has got all the filters. Does this change you world map appreciably Bob, not just in architectures but also in the timing?

And secondly one of the big issues from a lot of competitors is that OEM’s don’t want to source these unique footprints besides maybe Apple, but everybody else wants multiple sources. So even though you do have access to all this new technology and probably more complete suite than anybody else, is that really much traction to be had until your competitors kind of catch up or you really believe that other than say Apple, there are other OEM, who start still sourcing unique products to the combined companies? Thanks.

<A – Robert A. Bruggeworth>: Ed, from a perspective of the RF Fusion and what we announced in to your point, there is going to be derivatives off of each one of these, I mean bringing them all together is the advantage.

As Ralph pointed out just being able to compact all of this and just the smaller size and improve performance is really what they are after, it’s difficult to bring the complexities of the net each subsequent generation of technologies as we start towards carrier aggregation and then carrier aggregation on the up. It’s going to become more and more complex and a lot of the customers are saying, just solve this for me. So we’re starting to see the trend change.

As far as our roadmaps go, we have had these on our roadmaps and clearly by working with TriQuint and brining our talented engineers from both sides, we will continue to optimize things moving forward, so that we can continue to improve our technology and our product roadmaps as we move forward. But I wouldn’t say there is going to be significant shift in either, it’s really blending the two together and making minor changes to bring out the products that our customers so desperately want.

<A – Ralph G. Quinsey>: And I would say Ed that where you started the art of the possible it’s pretty amazing. When you look at the combination of capabilities, products and technologies in this merger, what people I don’t think fully realize yet, at least not in the questions is that we’re putting together a fairly awesome R&D team as well. And we do think that the products that come out of this organization on the mobile side will be pretty incredible.

As you know the art there is to create something that’s high performance, small size and cost effective and I think we can be leaders instead of trying to follow all the different skews and request from the variety of customers because as leaders we have the scale, both with manufacturing the R&D scale to be leaders and really help drive the industry. That’s why I say, I think this is an industry shaping transaction.

Operator: And your next question will come from the line of Vijay Rakesh of Sterne, Agee. Please go ahead.

<Q – Vijay R. Rakesh>: Yeah, hi, guys. So I was just wondering if there is any tax rate or NOL benefits from the transaction? Also what’s your handset, non-handset mix post the deal? Thanks.

<A – Ralph G. Quinsey>: As far as the tax, probably use 15% and going lower over time. And the mix between handsets and non-handset, 75:25.

<Q – Vijay R. Rakesh>: Okay, good. Thanks a lot.

Operator: And ladies and gentlemen this will conclude the question-and-answer session. And I’ll now turn the call back to management for any closing.

<<Robert A. Bruggeworth, President, Chief Executive Officer, Director>>

We thank you again for your participation today. We are very excited about our proposed merger and we look forward to updating you in the future. Thank you and have a great day.

Operator: And thank you ladies and gentlemen. This conference will be available for replay after 10 AM eastern today for one week. You may access the replay system anytime by dialing 1800-406-7325 and entering access code 4671275. International participants may dial area code 303-590-3030. Those numbers again are 1800-406-7325 or area code 303-590-3030, and access code being 4671275. That does conclude our conference call for today. Again we thank you for your participation and you may now disconnect your line.

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business

Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by RFMD’s shareholders and TriQuint’s stockholders; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed Business Combination, a newly-formed holding company under RFMD (“HoldCo”) will file with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”) which will include a registration statement and prospectus with respect to HoldCo’s shares to be issued in the Business Combination and a joint proxy statement of TriQuint and RFMD in connection with the Business Combination. The definitive Registration/Joint Proxy Statement will contain important information about the proposed Business Combination and related matters. SECURITY

HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration/Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.

Participants in the Solicitation

RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed Business Combination will be set forth in the Registration/Joint Proxy Statement when it is filed with the SEC. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2013, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 21, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2013, and its Annual Report on Form 10-K for the fiscal year ended March 30, 2013, which was filed with the SEC on May 24, 2013. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the Registration/Joint Proxy Statement and the other relevant documents filed with the SEC when they become available.

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